Filed Pursuant to Rule 424(b)(3)
Registration No. 333-258306

PROSPECTUS SUPPLEMENT NO. 3

(to Prospectus dated August 11, 2021)

Lordstown Motors Corp.

35,144,690 Shares of Class A Common Stock

This prospectus supplement supplements the prospectus dated August 11, 2021 (as amended and supplemented from time to time, the “Prospectus”), which forms a part of our registration statement on Form S-l (No. 333-258306). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K filed with the Securities and Exchange Commission on October 1, 2021 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the offer and sale of up to 35,144,690 shares of our Class A common stock, $0.0001 par value per share (“Class A common stock”), by YA II PN, LTD., a Cayman Islands exempt limited partnership (the “Selling Stockholder”). The shares of Class A common stock being offered by the Selling Stockholder have been and may be issued pursuant to the Equity Purchase Agreement dated July 23, 2021 that we entered into with the Selling Stockholder (the “Purchase Agreement”). We are not selling any securities under the Prospectus or this prospectus supplement and will not receive any of the proceeds from the sale of our Class A common stock by the Selling Stockholder. However, we may receive up to $400.0 million in aggregate gross proceeds from sales of our Class A common stock to the Selling Stockholder that we may make under the Purchase Agreement from time to time. See the sections of the Prospectus titled “The YA Transaction” for a description of the transaction contemplated by the Purchase Agreement and “Selling Stockholder” for additional information regarding the Selling Stockholder.

The Selling Stockholder may sell the shares of Class A common stock included in the Prospectus and this prospectus supplement in a number of different ways and at varying prices. We provide more information about how the Selling Stockholder may sell the shares in the section of the Prospectus entitled “Plan of Distribution.” The Selling Stockholder is an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended.

Our Class A common stock is listed on the Nasdaq Global Select Market under the symbol “RIDE”. On September 30, 2021, the closing price of our Class A common stock was $7.98 per share.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

We are an “emerging growth company” as defined under the federal securities laws and, as such, have elected to comply with certain reduced public company reporting requirements.

See the section entitled “Risk Factors” beginning on page 5 of the Prospectus to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is October 1, 2021.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): September 30, 2021

LORDSTOWN MOTORS CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-38821	83-2533239
(State or other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2300 Hallock Young Road

Lordstown, Ohio 44481

(Address of principal executive offices and Zip Code)

(234) 285-4001

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	RIDE	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act ☐

Item 3.02	Unregistered Sales of Equity Securities.

In connection with the Agreement in Principle described under Item 8.01 below, on September 30, 2021, Lordstown Motors Corp. (the “Company” or “Lordstown Motors”) and Foxconn (Far East) Limited, an affiliate of Hon Hai Technology Group (“Foxconn”), entered into a subscription agreement pursuant to which the Company agreed to issue and sell, and Foxconn agreed to purchase, 7,248,163 shares of the Company’s Class A common stock for $6.8983 per share in cash, or approximately $50.0 million in total consideration.  The closing is expected to occur as promptly as possible but no later than 10 business days after the date of the subscription agreement.

In addition, pursuant to the Company’s previously announced equity purchase agreement with YA II PN, LTD., on August 20, 2021, the Company issued and sold 1,975,621 shares of its Class A common stock for $5.0617 per share, or approximately $10.0 million in total consideration, and on September 1, 2021, the Company issued and sold 1,599,617 shares of its Class A common stock for $6.25150 per share, or approximately $10.0 million in total consideration.

The securities referred to in this Current Report on Form 8-K were issued and sold by the Company to a limited number of accredited investors in reliance upon the exemption from the registration requirements of the Securities Act of 1933 afforded by Section 4(a)(2) of the Securities Act of 1933.

Item 8.01	Other Events.

Agreement in Principle

On September 30, 2021, the Company and an affiliate of Foxconn entered into an Agreement in Principle (the “Agreement”) to work jointly on electric vehicle programs in the Company’s facility in Lordstown, Ohio.

Other than with respect to exclusivity and certain customary provisions, the Agreement is non-binding and subject to the negotiation and execution of definitive agreements.

The Agreement provides, among other things, as follows:

•	The Company and Foxconn will use commercially reasonable best efforts to negotiate a definitive agreement pursuant to which Foxconn would purchase the Lordstown facility, excluding the Company’s hub motor assembly line, battery module and packing line assets, certain intellectual property rights and other excluded assets, for $230 million.

•	The parties would also negotiate a contract manufacturing agreement, which would be a condition to closing of the facility purchase, whereby Foxconn would manufacture the Company’s Endurance full-size pickup truck at the Lordstown facility. The Company would also agree to provide Foxconn with certain rights with respect to future vehicle programs.

•	Concurrently with the closing under the definitive agreements, the Company would issue warrants to Foxconn that are exercisable until the third anniversary of the closing for 1.7 million shares of Class A common stock at an exercise price of $10.50 per share.

•	Following the closing under the definitive agreements, the Company would enter into a long-term lease for a portion of the existing facility for its Ohio-based employees, and Foxconn would offer employment to agreed upon Lordstown operational and manufacturing employees.

The parties agreed to a binding 60-day mutual exclusivity period with respect to the transactions contemplated by the Agreement and a fee of $50 million to be paid by any party who materially breaches this provision.

In connection with the Agreement, the Company and an affiliate of Foxconn entered into the subscription agreement described above under Item 3.02. The closing of the subscription is not conditioned on entering into definitive agreements with respect to any of the transactions contemplated by the Agreement and is expected to occur as promptly as possible but no later than 10 business days after the date of the subscription agreement.

The foregoing description of the Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which is attached hereto as Exhibit 99.1, and which is incorporated herein in its entirety by reference.

Production and Financial Update

The Company continues to move forward with its plan to build a limited number of vehicles for testing, validation, verification and regulatory approvals during the balance of 2021 and the first part of 2022. In light of the Agreement with Foxconn described above, the Company will evaluate the potential impact of the parties’ contract manufacturing relationship on commercial production, supply chain opportunities and the appropriate integration and timing of the parties’ operations teams.

Selling, general and administrative expenses and research and development expenses for 2021 continue to trend higher than previous expectations. Pre-production expenses may be affected by numerous factors, including the results of validation and regulatory testing, supply chain constraints and delays, and the timing of tooling and equipment purchases.

Financing Alternatives

The Company continues to require additional capital and has engaged Jefferies LLC to advise the Company on additional financing alternatives, which may include private or public equity transactions, debt financings, or some combination of these.

Forward-Looking Statements

This report includes forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements may be identified by words such as “feel,” “believes,” “expects,” “estimates,” “projects,” “intends,” “should,” “is to be,” or the negative of such terms, or other comparable terminology. Forward-looking statements are statements that are not historical facts. Such forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties, which could cause actual results to differ materially from the forward-looking statements contained herein due to many factors, including, but not limited to: our limited operating history and our significant projected funding needs; our liquidity position; the need to raise substantial additional capital to continue ongoing operations; risks associated with the conversion and retooling of our facility and ramp up of production; our inability to obtain binding purchase orders from customers and potential customers’ inability to integrate our electric vehicles into their existing fleets; our inability to retain key personnel and to hire additional personnel; competition in the electric pickup truck market; supply chain disruptions; the potential inability to source essential components; our inability to develop a sales distribution network; the ability to protect our intellectual property rights; and the failure to obtain required regulatory approvals.

In addition, other than with respect to exclusivity and certain customary provisions, our Agreement with Foxconn is non-binding and subject to the negotiation and execution of definitive agreements. No assurances can be given that definitive agreements will be entered into on the terms contemplated, or at all. Nor can any assurances be given as to the timing of any such agreements.

Furthermore, potential supply chain disruptions, and their consequences on testing and other activities, could present challenges that impact the timing of our commercial production.

Any forward-looking statements speak only as of the date on which they are made, and Lordstown Motors undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date of this report.

Item 9.01	Financial Statements and Exhibits.

(d)        Exhibits

The following exhibits are filed as part of this Current Report on Form 8-K:

Exhibit No.	Description
99.1	Agreement in Principle
104	Cover Page Interactive Data File (formatted as inline XBRL)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

LORDSTOWN MOTORS CORP.

Date: October 1, 2021	By:	/s/ Thomas V. Canepa
Thomas V. Canepa
General Counsel and Corporate Secretary

Exhibit 99.1

EXECUTION COPY

AGREEMENT IN PRINCIPLE

THIS AGREEMENT IN PRINCIPLE, dated as of September 30, 2021 (this “Agreement”), is among Foxconn Asset Management LLC, a California limited liability company (“Buyer”), and Lordstown EV Corporation, a Delaware corporation (“LEVC”), and solely for purposes of Section 3, Section 9, Section 10, Section 13 and Section 17, Lordstown Motors Corp., a Delaware corporation (“LMC”). Buyer and LEVC collectively are referred to as the “Parties” and each is referred to as a “Party”.

RECITALS:

1.           LEVC is the designer and developer of an electric full-size pickup truck known as the EnduranceTM (the “Endurance”), and other related technologies, intellectual property and trade secrets related to the design and development of the Endurance and its related components and systems.

2.            LEVC holds title to the 6.2 million square foot manufacturing facility and the approximately 600 acre real property located at 2300 Hallock Young Road, Lordstown, Ohio (the “Facility”), which it acquired from General Motors LLC, a Delaware limited liability company (“GM”), and its affiliates, in November 2019 pursuant to an Asset Transfer Agreement entered into by LEVC and GM (the “Asset Transfer Agreement”).

3.            Buyer is a global manufacturer, including a contract manufacturer of complete automotive vehicles.

4.            Buyer desires to purchase from LEVC, and LEVC desires to sell to Buyer, certain assets of LEVC, including the Facility, subject to and in connection with the Parties entering into a contract manufacturing agreement and sourcing agreements relating to the Endurance and potentially other vehicles designed and developed by LEVC.

NOW THEREFORE, the Parties agree as follows:

1.            Asset Purchase Agreement.

(a)            LEVC shall, and Buyer shall arrange itself or through its designated affiliate company to, use their commercially reasonable best efforts to enter into an asset purchase agreement (the “Asset Purchase Agreement”) on or before October 31, 2021. Subject to the definitive Asset Purchase Agreement, upon the satisfaction of the specified closing conditions therein, including, without limitation, the Parties’ execution and delivery of the Contract Manufacturing Agreement (as defined in Section 5) and the Lease (as defined in Section 4) and issuance by LMC of the Warrants (as defined in Section 3), Buyer or its designated affiliate company will acquire all of LEVC’s title, right and interest in and to: (i) the Facility; (ii) certain agreements that are scheduled in the Asset Purchase Agreement, including, without limitation, all vehicle and Facility-specific service, utility, supply, inbound logistics and supply agreements, except specified supplier tooling agreements (the “Assumed Agreements”); and (iii) certain personal property of LEVC that is scheduled in the Asset Purchase Agreement and that will expressly exclude the Excluded Assets (as defined herein) (such purchased assets collectively, the “Purchased Assets”), in exchange for: (1) a purchase price of $230 million (the “Purchase Price”), payable in cash at Closing (as defined below); and (2) Buyer’s assumption, at Closing, of the Assumed Agreements and assumed liabilities related to the Facility that are specifically agreed upon by the Parties in the Asset Purchase Agreement, including, without limitation, the Assumed Accounts Payable (as defined in Section 6). The “Excluded Assets” will be defined as LEVC’s personal property listed on a schedule to the Asset Purchase Agreement and will include, without limitation, the hub motor assembly lines, the battery module assembly lines, the battery pack assembly lines, all LEVC assets not on the grounds of the Facility and intellectual technology assets related to LEVC’s continuing business operations such as the intellectual property rights to the hub motor improvements developed by LEVC. The Asset Purchase Agreement will provide that either Party has the right to terminate the Asset Purchase Agreement if the transactions contemplated by the Asset Purchase Agreement are not consummated by September 1, 2022, so long as such Party has not materially breached and is not otherwise in material default of its obligations under the Asset Purchase Agreement.

(b)           Concurrently with the execution and delivery of the Asset Purchase Agreement, Buyer shall make a down payment to LEVC of the Purchase Price in the amount of $100 million (the “Down Payment”) conditional upon the entering into of a security and mortgage agreement on the Facility with respect to the repayment obligation of such Down Payment by LEVC and reimbursement obligation of Operating Cost and Expansion Cost (as defined in and pursuant to Section 6) by LEVC in favor of Buyer. Upon Closing, the aggregate amount of the Down Payment will be applied against the Purchase Price. Subject to the terms of the Asset Purchase Agreement, if the Closing does not occur prior to April 30, 2022, or if the Asset Purchase Agreement is terminated by one of the Parties in accordance with its terms, then LEVC shall repay the Down Payment to Buyer no later than the date that is fourteen days after April 30, 2022 or after the date of such termination, as applicable, plus an interest rate of 5% p.a. accruing from the date the Down Payment is made to the repayment date. The Asset Purchase Agreement will include covenants restricting LEVC’s incurrence of indebtedness that is senior to LEVC’s obligation to repay the Down Payment, LEVC’s payment of cash dividends or other agreed upon restricted payments and representations given by LEVC that there is no other mortgage, pledge, security interest, encumbrances, liens, or any other similar rights on the Facility in favor of any party other than Buyer; provided, however that LEVC will have the right to incur indebtedness that is secured solely by the Excluded Assets.

(c)            The Asset Purchase Agreement will contain standard representations and warranties and LEVC’s representations and warranties regarding the Purchased Assets shall not be narrower than the representations and warranties that LEVC obtained from GM under the Asset Transfer Agreement. Real estate taxes and assessments will be prorated as of the date that the Asset Purchase Agreement is executed.

(d)            Subject to the definitive Asset Purchase Agreement, upon the closing of the transactions contemplated by the Asset Purchase Agreement (the “Closing”), Buyer or its designated affiliate will offer employment to an agreed upon scheduled list of LEVC employees who at the time serve in operations roles, including specific personnel in LEVC’s industrial engineering, quality, information technology, human resources, finance and general management functions (the “Transferred Employees”), in each case on terms that are substantially similar to such Transferred Employees’ current compensation programs, taking into account base salary and wage rate, incentive compensation opportunities and employee benefits provided that such terms are similar to those of other companies in the same industry segments and at comparable seniority levels.

2.            Equity Purchase. Subject to a subscription agreement (“Subscription Agreement”) between Buyer’s affiliate, Foxconn (Far East) Limited (“Far East”), and LMC, entered into on the date hereof, as promptly as possible and no later than ten business days after the date hereof, Far East shall purchase $50 million in shares of Class A common stock (“Common Stock”) of LMC at a purchase price equal to $6.8983 per share, which is the simple average of the daily volume weighted average prices of such Common Stock for the 15 consecutive trading days immediately preceding the date of this Agreement. Subject to the terms of the Subscription Agreement, Far East shall not sell, transfer, assign, pledge, encumber, hypothecate, hedge or similarly dispose of any shares of Common Stock until the earlier of: (i) December 31, 2021, if the Parties or their affiliates have not entered into the Asset Purchase Agreement as of such date or (ii) April 30, 2022, if the Parties or their affiliates have entered into the Asset Purchase Agreement on or prior to December 31, 2021, but have not entered into the Contract Manufacturing Agreement as of April 30, 2022 (as applicable, the “Lock-up Period”). LMC shall agree that, if Far East is unable to resell the Common Stock after the expiration of the Lock-up Period pursuant to Rule 144, LMC shall within 45 days thereafter file with the Securities and Exchange Commission a registration statement registering Far East’s resale of the Common Stock, and LMC shall use its commercially reasonable efforts to have such registration statement declared effective.

3.            Warrants. Concurrently with the Closing, LEVC will procure that LMC issue warrants to Buyer or its designated affiliate that are exercisable for 1.7 million shares of Common Stock at an exercise price of $10.50 per share until the third anniversary of the date of the Closing (the “Warrants”). LMC’s issuance of the Warrants will be a condition to the Closing.

4.            Lease Agreement. In connection with the negotiation of the Asset Purchase Agreement, LEVC shall, and Buyer shall arrange itself or through its designated affiliate company to, use their commercially reasonable best efforts to enter into a lease pursuant to which LEVC shall lease up to 30,000 square feet of office space in the Facility (the “Lease”) following the consummation of the transactions under the Asset Purchase Agreement for a rental amount determined at arm’s length basis. LEVC will be responsible for its pro rata share of real estate taxes, insurance, utilities and common area expenses. Subject to the Lease, LEVC shall have access to the leased premises, 24 hours per day, 7 days per week, 365 days per year for common areas and infrastructure but not to areas of competitive sensitivity to Buyer’s interests or non-LEVC vehicle programs. To the extent in compliance with applicable laws and subject to conditions agreed by the Parties or their affiliates in the Lease, LEVC shall have the right to install and maintain signage (i) in the lobby of the main office building and (ii) a pole sign and/or monument sign on Bailey Road and on Hallock Young Road. The installation, maintenance and repair of any such signage shall be at LEVC’s sole cost and expense. Subject to the Lease, LEVC shall have the right to three reserve parking spots in the garage, 75 reserved parking spots in the main parking lot, and 25 reserved parking spots for visitors/contractors. Subject to the Lease, LEVC and its agents, employees, contractors, subtenants, invitees or vendors shall have the nonexclusive right to use all of the common areas associated with the Facility, including without limitations all entrances and exits, roadways, driveways, service drives, loading area, sidewalks, landscaped areas, parking lots, lobbies, hallways, elevators, stairwells, restrooms and security areas (with certain exceptions to be agreed upon). LEVC shall have the right to use the leased premises for general office and administrative use and other ancillary uses associated therewith and any other uses permitted by applicable law. All of the foregoing shall all be subject to the definitive Lease entered into by the Parties.

5.            Contract Manufacturing Agreement.

(a)            LEVC shall, and Buyer shall arrange itself or through its designated affiliate company to, use their commercially reasonable best efforts to enter into a contract manufacturing agreement (the “Contract Manufacturing Agreement”) on or before April 30, 2022. The Contract Manufacturing Agreement will be a condition to the Closing. Subject to the Contract Manufacturing Agreement, Buyer shall manufacture the Endurance for LEVC on a cost-plus basis with the fee representing the conversion costs of the vehicle, the fully costed material prices and a cost-plus fee using a specified percentage and a target bill of materials (“BoM”), each as agreed to by the Parties. The Contract Manufacturing Agreement will include, among others, the service levels and activities required of Buyer, penalties for underperformance on off-standard BoM or conversion costs, late delivery, warranty from manufacturing defects but not warranty from design or LEVC-directed supplier defects, as described in Section 5(c)(iii). Buyer shall be responsible for all inbound and plant logistics. LEVC shall be responsible for all outbound freight related to the Endurance and other LEVC vehicles provided Buyer properly prepares vehicles and makes them available on time for truck or rail shipment from the Facility.

(b)           Subject to the definitive terms agreed by the Parties, the Contract Manufacturing Agreement will provide that: (1) LEVC shall be responsible for sourcing directed supply and supplier tooling for the Endurance, replacement tooling on those components and LEVC requested engineering changes or re-sourcings; (2) Buyer shall be responsible for supplier tooling for components sourced by Buyer to a target price or business case given fit, form and function of the parts and supplier to design intent with the approval of LEVC and (3) on a specified schedule agreed upon by both Parties, substantially all sourcing responsibility will be transitioned to Buyer, intended to coincide with subsequent vehicles. The Contract Manufacturing Agreement will provide that neither Party shall amend, modify or terminate specified Assumed Agreements and LEVC supplier requirements without the prior written approval of the other Party.

(c)            Subject to the Asset Purchase Agreement and the Contract Manufacturing Agreement, as applicable:

(i)            following the Closing, (1) except as provided in clause (2) below, Buyer shall be responsible for all Facility and manufacturing related capital expenditures, including, without limitation, such items as roof maintenance, site preparation, information technology, facility infrastructure and manufacturing equipment across the body, stamping, frame, paint and general assembly areas; and (2) LMC shall be responsible for Endurance specific propulsion capital expenditures, including the hub motor assembly lines, battery module assembly lines and battery pack assembly lines.

(ii)           LEVC shall own all right, title and interest in any intellectual property relating to the Endurance and any and all improvements in that intellectual property other than supplier intellectual property on select components.

(iii)          LEVC shall manage the warranty process in a traditional manner of assessing returns and recalls for fault, including potential customer goodwill for “No Trouble Found” issues. Buyer shall be responsible for defects in parts or components it has sourced or caused by the manufacturing process.

(iv)          Buyer shall reserve sufficient manufacturing capacity at the Facility for the production of the Endurance at volumes not less than 120% of those set forth in the 6 month rolling production forecast furnished to Buyer from time to time in accordance with the Contract Manufacturing Agreement.

(v)          The Parties expect there to be significant advantages to working together on future vehicles designed and developed by LEVC. LEVC shall grant Buyer with a right of first offer with respect to the contract manufacturing of any new vehicle designed and developed by LEVC, other than any vehicle designed or developed for the United States military. At such time, Buyer will be entitled to first make an offer for contract manufacturing and the Parties shall consult with each other regarding an extension of their contract manufacturing relationship to such vehicle on terms to be mutually agreed upon.

6.            Interim Covenants. The Asset Purchase Agreement shall further detail Buyer’s responsibility for operating costs and expansion costs during the period from September 1, 2021 through the Closing (the “Interim Period”). To the extent incurred by Buyer or pursuant to the request or with the approval of Buyer, all costs to maintain, insure, repair and operate the Facility (“Operating Costs”) during the Interim Period shall be paid by Buyer. To the extent incurred by Buyer or pursuant to the request or with the approval of Buyer, all costs incurred for any Facility improvements, capacity expansion and any Facility and manufacturing capital expenditures, other than for the hub motor assembly lines, battery module assembly lines and battery pack assembly lines (“Expansion Costs”) during the Interim Period shall be paid by Buyer. If LEVC chooses to pay, with the prior written approval of Buyer (which approval shall not be unreasonably withheld), for any such Operating Costs or Expansion Costs that are incurred by or at the request or as approved by Buyer, Buyer shall reimburse LEVC for the aggregate amount of any such Operating Costs or such Expansion Costs concurrently with the Closing. Any outstanding accounts payable owed by LEVC for Operating Costs or Expansion Costs that are incurred by or at the request or as approved by Buyer as of the Closing (the “Assumed Accounts Payable”) shall be assumed by Buyer at the Closing. Subject to the terms of the Asset Purchase Agreement, if the Asset Purchase Agreement is terminated, LEVC shall reimburse Buyer for the aggregate amount of any Operating Costs and Expansion Costs paid for by Buyer within 60 days after such termination. Within ten days following the date hereof, the Parties will review Operating Costs and Expansion Costs incurred by LEVC from September 1, 2021 through the date hereof and Buyer, upon receipt of all necessary evidencing material and documentation, will in good faith review and approve such costs for purposes of this Section 6; provided, however, that Buyer’s responsibility for such costs for the period from September 1, 2021 through the date hereof shall not exceed $10 million.

7.           Service Agreement; License Agreement. The Parties shall use their commercially reasonable efforts to enter into an agreement pursuant to which, during the period between the date of the Asset Purchase Agreement and the Closing, the industrialization, facility and operations teams of LEVC will provide support to Buyer on homologation, industrial engineering, site preparation and other agreed-upon areas in support of Buyer’s non-LMC vehicles and non-Endurance-specific investments, new buildings and infrastructure maintenance and improvements on an open book basis at a cost-plus rate subject to a service agreement entered into by the Parties. The Parties may explore a licensing agreement pursuant to which LEVC may license to Buyer LEVC’s intellectual property relating to its frame, rolling chassis and other technologies for additional non-LMC programs.

8.            ATVM Loan. It is contemplated that the Parties will work together to pursue a loan under the Advanced Technology Vehicles Manufacturing Loan Program (“ATVM Loan”), if feasible. Subject to the terms of the ATVM Loan program, each Party will seek a proportionate amount of the ATVM Loan and will be responsible for a proportionate amount of any and all expenses incurred in obtaining the ATVM Loan, which proportion will be based upon the eligibility requirements under the program and the Parties’ agreement.

9.           Exclusivity. The Parties and the Third-Party Beneficiaries (as defined in Section 16) agree that there shall be an exclusivity period (the “Exclusivity Period”) from the date of this Agreement through and including the date that is 60 days after the date of this Agreement. During the Exclusivity Period, Buyer will not, and it will cause its controlled or commonly-controlled affiliates and its and their respective officers, directors, management employees, representatives, and agents not to, directly or indirectly, solicit, initiate, continue, pursue, discuss, or enter into discussions or any agreements or arrangements with respect to, or encourage, or provide any information to, any person, corporation, partnership, or other entity or group (a “Person”) (other than LEVC and its designees) concerning, the acquisition, lease, development or other pursuit of real property or a facility located in North America where Buyer would perform contract manufacturing or similar services for a vehicle. During the Exclusivity Period, LEVC will not and it will cause its controlled affiliates and its and their respective officers, directors, management employees, representatives, and agents not to, directly or indirectly, solicit, initiate, continue, pursue, discuss, or enter into discussions or any agreements or arrangements with respect to, or encourage, or provide any information to, any Person (other than Buyer and its designees) concerning the sale, disposal or lease of the Facility or the engagement of a contract manufacturer to manufacture the Endurance. Each Party hereby represents that it is not bound by any agreement with respect to any such transaction other than as contemplated by this Agreement. The Parties agree and acknowledge that should a Party breach this Section (“Breaching Party”) in any material respect, the other Party (“Non-breaching Party”) will have suffered a loss of an incalculable nature and amount, unrecoverable in law, and, in addition to any other rights to which the Non-breaching Party is entitled, the Breaching Party shall pay the Non-breaching Party a fee equal to $50 million in immediately available funds by wire transfer no later than five (5) business days after the Non-breaching Party delivers written notice of such breach, together with written documentation sufficient to substantiate such breach, to the Breaching Party.

10.            Public Announcements. On the date of this Agreement, the Parties or the Third-Party Beneficiaries shall make a public announcement with respect to this Agreement, in a form that has been mutually agreed upon by the Parties. Except to comply with applicable law, including applicable securities laws and regulations, no other press release, publicity release, public announcement or other public statement or disclosure (“Announcement”) will be made or released, orally or in writing, by either Party or either Third-Party Beneficiary (as defined in Section 16) regarding the existence, nature, terms or status of any discussions between the Parties, the Third-Party Beneficiaries or this Agreement, without first obtaining the prior written consent of the other Party or other Third-Party Beneficiary (which consent will not be unreasonably withheld or delayed). If either Party or Third-Party Beneficiary seeks the other Party’s or other Third-Party Beneficiary’s consent to an Announcement, it will upon request, furnish to the other Party or other Third-Party Beneficiary a draft of the Announcement before the Announcement is made or released.

11.            Full Agreement. This Agreement, the Subscription Agreement and the Confidentiality Agreement, dated August 17, 2021, among the Parties and Fisker Group Inc. contain the entire agreement between the Parties with respect to the subject matter hereof and supersedes all prior agreements, arrangements and communications (written and verbal) between the Parties concerning matters covered by this Agreement. All dollars or denominations thereof in this Agreement refer to the lawful currency of the United States of America.

12.            No Partnership or Agency. The Parties would be independent contractors of each other. Nothing in this Agreement creates or would create any agency, franchise, partnership, joint venture, or fiduciary responsibility.

13.            Governing Law. This Agreement, all acts and transactions hereunder and the rights and obligations of the parties hereto shall be governed by and construed and enforced in accordance with the laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the law of any jurisdiction other than the State of Delaware.

14.            Expenses. Each Party shall bear its own costs and expenses incurred in connection with this Agreement.

15.            Counterparts. This Agreement may be executed and delivered in any number of separate counterparts (including by way of facsimile or other electronic transmission), each of which shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

16.            Assignment; Third-Party Beneficiaries. Neither this Agreement nor any rights or obligations of the Parties hereto may be assigned to any other Person. Each of LMC and Hon Hai Precision Industry Co., Ltd. (“HH”) shall be a third-party beneficiary of this Agreement (each, a “Third-Party Beneficiary” and collectively, the “Third-Party Beneficiaries”). Other than LMC and HH, there shall be no third-party beneficiaries of this Agreement, and this Agreement shall not confer on any Person other than the Parties, LMC and HH any claim, cause of action, right or remedy.

17.            Nature of Agreement. Except for Sections 2, 9, 10, 11, 12, 13, 14, 15, 16 and 17 which are binding on the Parties and, as applicable, the Third-Party Beneficiaries in accordance with their terms (the “Binding Provisions”), this Agreement is only a non-binding agreement in principle regarding the transactions described herein and does not constitute a legally binding commitment or agreement. As such, except for the Binding Provisions, no Party or Third-Party Beneficiary shall have any liability of any type pursuant to this Agreement and shall only be legally bound to the terms of a definitive agreement signed between the Parties or the Third-Party Beneficiaries, as applicable. The Parties will reasonably cooperate, negotiate in good faith and use commercial reasonable best efforts to reach agreement with respect to each of the definitive agreements described herein.

[Signature page follows.]

IN WITNESS WHEREOF, the Parties have executed and delivered this Agreement on the date first written above.

LORDSTOWN EV CORPORATION

By:	/s/ Daniel Ninivaggi
Name:	Daniel Ninivaggi
Title:	Chief Executive Officer

FOXCONN ASSET MANAGEMENT LLC

By:	/s/ David Huang
Name:	David Huang
Title:	Authorized Signatory

Solely for purposes of Acknowledging and

Agreeing to Section 3, Section 9, Section 10, Section 13

and Section 17:

LORDSTOWN MOTORS CORP.

By:	/s/ Daniel Ninivaggi
Name:	Daniel Ninivaggi
Title:	Chief Executive Officer

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